

October 10, 2012

Via E-mail
Kevin Gildea
Chief Legal Officer and Executive Vice President
Franklin Credit Management Corporation
101 Hudson Street
Jersey City, NJ 07302

      Re: Franklin Credit Management Corporation
                Amendment No. 2 to Form 10
                Filed October 1, 2012
                File No. 000-54781

Dear Mr. Gildea:

      We have reviewed your response letter and amendment filed September 28, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.4

Management's Discussion and Analysis of Financial Condition and Operations, page 55

1. We have reviewed your revised disclosures in response to prior comment four from our letter dated September 24, 2012. We are unable to locate a discussion of why management believes it is prudent for the company to provide services for which it is not compensated. Please revise or advise.

Note 4. Receivables, page F-11

2. We have reviewed your revised disclosures in response to prior comment six from our letter dated September 24, 2012. Please revise to briefly describe the nature of indemnification protection contemplated by Franklin Holding's certificate of incorporation and bylaws.

3. In addition to the above, we note your statement that regardless of any potential future events that might adversely affect the realization of the amounts held by the trustee at termination, FCMC determined that the amounts recorded are appropriate and that the receivable will be collected in full.   Please revise to explain specifically how your analysis considered unknown events related to the March 31, 2019 termination of the trust and their potential effect on the realization of the receivable. For example, address how you considered the fact that FCMC's claim is a general unsecured claim and the liquidation manager of Franklin Holding cannot make any distributions on account of allowed general unsecured claims until after all allowed administrative claims, allowed priority claims, allowed secured claims and liquidation costs have been paid.

You may contact Paul Cline at (202) 551-3851 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Matthew Dyckman
        SNR Denton US LLP